Exhibit (a)(5)(B)

Brad Antle Chief Executive Officer 4000 Legato Road Suite 600 Fairfax, VA 22033 703.891.8200 Office 703.891.8010 Fax brad.antle@salientfed.com

February 21, 2012

Dear ATSC Team Member:

Today we announced that we signed a definitive agreement to acquire ATS Corporation. I am writing this letter to share the reasons behind this news and why I am so excited about your future with Salient.

Combining ATSC into Salient directly supports our company’s business strategy to provide the IT, engineering and intelligence analysis services across a broad set of Federal government agencies and commercial clients. Salient has a concentration of customers in the defense and intelligence communities. ATSC clearly has a concentration in the Federal civilian agencies. Together, we will be able to provide unmatched expertise in case management, federal financial systems, supply chain management, border/port security, health information systems, and other solutions, across a wide customer base. ATSC is a vitally important strategic addition to Salient. To us, you bring strong past performance in the Federal civilian customer base and a number of unique and compelling capabilities, including a strong foundation in UML (Unified Modeling Language) and Rational tools, a financial services platform, a solution for blue force tracking and personnel incident management as well as a foothold in the commercial markets. These competencies are embodied in the talented and dedicated team that you have grown.

We identified ATSC for acquisition because it offers distinct capabilities that complement existing Salient services. Together we will work to grow and expand the combined base of our customers. We recognize that ATSC’s greatest assets are its people. This acquisition is about driving growth and will provide you with new opportunities for professional development. The cornerstone of Salient’s culture is respect for our employees, clients, business partners, and stockholders. You have my commitment that our culture will embody the values of honesty, service, and open communication required to build long-term, valuable relationships in our industry.

I hope our commitment to respect, combined with our focus on exceeding customer expectations, will resonate with ATSC employees, while enabling us to maintain our historically high customer retention and referral rates. ATSC, known for its dedicated and highly talented team, is a tremendous fit with our vision and our culture.

We expect this transaction to close within the next 30-60 days. We will be making plans for combining our two companies during that time. Communication will be critical in making this process a success. You can help by submitting your questions to TransitionHelp@salientfed.com or via our telephone hotline with a dedicated voice-mailbox: 1-877-501-1444 so we can respond with accurate, timely information.

Together, we will initiate an exciting new chapter in the growth of Salient. Combining our talents, skills and companies’ capabilities will create new opportunities for everyone. I look forward to welcoming you as a member of the Salient team.

Sincerely,

Brad Antle

This letter is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this letter has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.